Exhibit 4.26

Amendment No. 1 to the Consultancy Agreement

between

QIAGEN GmbH (“Company”)

and

Dr. Metin Colpan (“Consultant”)

dated February 11, 2004

Company and Consultant are parties to a Consultancy Agreement dated December 4, 2003 (the “Agreement”). Both parties wish to amend the Agreement as follows:

1.	§ 7 of the Agreement provides for a grant of stock options to the Consultant by the Company. Both parties have agreed that Consultant shall not be eligible to such grant based on his position as consultant to the Company. For the purpose of clarification, Consultant shall rather be eligible to stock options in addition to the stock options he had been granted during his employment as CEO of the Company (the “Existing Stock Options”) based on his position as a Supervisory Board member of the Company only. In accordance with the Company’s 1996 Employee, Director and Consultant Stock Option Plan the Existing Stock Options shall continue to vest as long as the Consultant is a member of the Company’s Supervisory Board. The Existing Stock Options will not be cancelled due to the termination of the Consultant’s employment with QIAGEN GmbH in view of his continued qualification for the Stock Option Plan as a member of the Company’s Supervisory Board

2.	Based on the foregoing, both parties agree that § 7 of the Agreement shall be deleted in its entirety.

3.	All other provisions of the Agreement shall not be affected hereof.

/s/    Dr. Metin Colpan

Dr. Metin Colpan